EFES

08010648

File: 082-04144

January 31, 2006

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Erciyas Biracılık ve Malt Sanayii A.Ş.

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SEC MAIL PROCESSING
RECEIVED
FEB 03 2006
WASH. D.C. 185 SECTION

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the signing of a Share Purchase Agreement to acquire 92.34% of Krasny Vostok Brewing Group in Russia, by its Holland based 70% subsidiary Efes Breweries International.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED
FEB 08 2006

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Bahçelievler Mah. Adnan Kahveci Bulvarı No: 5 P.K.1 34209 Bahçelievler - İstanbul
Tel: (0 212) 449 36 00 Faks: (0 212) 641 96 44

EBI ACQUIRES KRASNY VOSTOK BREWING GROUP IN RUSSIA

Efes Breweries International N.V. ("EBI" or "the Company"), the Holland based 70% subsidiary of Anadolu Efes, today announced that it signed a Share Purchase Agreement to acquire 92.34% of Krasny Vostok Brewing Group ("the KV Group") in Russia.

The transaction, which values the KV Group at an enterprise value of approximately 390 million USD, is subject to regulatory approval. The acquisition is expected to improve the operating results of EBI's business in Russia.

The KV Group has a total annual brewing capacity of approximately 10.0 million hectolitres and operates two breweries located in Kazan and Novosibirsk. The KV Group also owns three malting facilities in Kazan with a total annual production capacity of 93,000 tons. KV Group's strength lies in the regions east of Moscow: Kazan, Novosibirsk, Ufa, Samara, Perm, Kira and Western Siberia amongst others.

With a brand portfolio consisting of a upper mainstream brand "Solodov" and economy brands, including "Krasny Vostok", "Zhigulevskoe", and "Yershistoe", the KV Group has close to 3.0% volume share of the Russian beer market.

Ahmet Boyacıoğlu, Chairman of the Board of Management and Chief Executive Officer of EBI said: "Acquisition of Krasny Vostok is a very important step for EBI in terms of our future strategic position in the Russian beer market. It will enable us to solidify and build on our 4th position within the dynamically consolidating market through increased capacity, extensive geographical coverage, lower cost base and higher sales volume."

Mr. Boyacıoğlu also added that "by expanding our presence in the economy segment in addition to our strong positioning in the premium and mainstream segments, we will have a significant competitive advantage by meeting the growing demand with our rich brand portfolio."

Moscow Efes Brewery ("MEB"), EBI's operating subsidiary in Russia, is the 4th largest brewer in the Russian beer market with 7.5% market share by volume as of end of November 2005 (AC Nielsen). MEB owns and operates three breweries located in Moscow, Ufa and Rostov with a total annual brewing capacity of 7.7 million hectolitres.

The product portfolio of EBI in Russia currently consists of brands with strong positions in their respective segments including "Warsteiner" (Super Premium) "Efes Pilsener", "Zlatopramen", "Amsterdam Navigator" (Premium) brands that are produced under license as well as "Stary Melnik" (Upper Mainstream), "Sokol" (Lower Mainstream) and "Beliy Medved" (Economy).

With the acquisition of the KV Group, EBI will increase its total annual brewing capacity in Russia to approximately 18 million hectolitres and total market share to around 10%. Additionally, total annual malt production capacity of EBI in Russia will increase from approximately 46.000 tons to approximately 139,000 tons.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

About Anadolu Efes

Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (Anadolu Efes), listed in the Istanbul Stock Exchange (AEFES.IS), is the holding company of Efes Beverage Group's beverage interests as well as an operating company, under which Turkey beer operations are managed. The Efes Beverage Group is composed of Anadolu Efes and its subsidiaries that produce and market beer, malt, soft drinks across a geography including Turkey, Russia, the CIS countries and Southeast Europe. The Group operates with 14 breweries, 4 malteries (excluding the KV Group breweries and malteries) and 11 Coca-Cola bottling facilities in 6 countries and has an annual brewing capacity of around 2.1 billion liters, malting capacity of 150,000 tons and Coca-Cola bottling capacity of around 510 million unit cases per year.

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

EFES

File: 082-04144

January 31, 2006

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding its sales volume figures for the year 2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Bahçelievler Mah. Adnan Kahveci Bulvarı No: 5 P.K.1 34209 Bahçelievler - İstanbul
Tel: (0 212) 449 36 00 Faks: (0 212) 641 96 44

FOR GENERAL RELEASE TO THE PUBLIC
January 26th, 2006

ANADOLU EFES HAS ANNOUNCED ITS SALES VOLUME FIGURES FOR THE YEAR ENDED 31.12.2005

VOLUME GROWTH CONTINUES IN 2005

- **Total beer sales volume at 16.0 million hectoliters in 2005; up 11%**

- **Total soft drink sales volume (including CCI) at 361 million unit cases; up 15%**



Total Beer Sales Volume
(million hectoliters)
11%
14,4
16,0
FY 2004
FY 2005



Total Soft Drinks Sales Volume
(million unit cases)
15%
315
361
FY 2004
FY 2005

ABOUT ANADOLU EFES

Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (Anadolu Efes), listed in the Istanbul Stock Exchange (AEFES.IS), is the holding company of Efes Beverage Group's beverage interests as well as an operating company, under which Turkey beer operations are managed. The Efes Beverage Group is composed of Anadolu Efes and its subsidiaries that produce and market beer, malt, soft drinks across a geography including Turkey, Russia, the CIS countries and Southeast Europe. The Group operates with 14 breweries, 4 malteries and 11 Coca-Cola bottling facilities in 11 countries and has an annual brewing capacity of around 21 million hectoliters, malting capacity of 150,000 tons and Coca-Cola bottling capacity of 510 million unit cases per annum.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

TURKEY BEER


Sales Volume*
(million hl)
5%
6,8
7,1
FY 2004
FY 2005
* Including export

- Although the special consumption tax increased once more in Q1 2005 and the impact was fully reflected in the sales prices, the domestic sales volume increased by 4% in 2005 compared to 2004 and reached 6.6 million hectoliters.
- We have further expanded our brand portfolio in Turkish market through the introduction of Australia's most popular beer brand "Foster's" in the first half of 2005.
- Including the export volume, which recorded a growth of 29% by reaching 0.5 million hectoliters in 2005, the total sales volume of our Turkey beer operations increased to 7.1 million hectoliters from 6.8 million hectoliters in 2004, indicating a growth of 5% year-over-year.

INTERNATIONAL BEER (EFES BREWERIES INTERNATIONAL N.V.)


Sales Volume
(million hl)
17%
7,6
8,9
FY 2004
FY 2005


Sales Volume
Russia n Fed. 66%
Serbia 6%
Romani a 7%
Moldova 12%
Kazakh. 9%

- Our international beer operations are conducted by **Efes Breweries International N.V. ("EBI")**, incorporated in the Netherlands and listed on the London Stock Exchange (IOB:EBID). EBI is a 70% subsidiary of Anadolu Efes and manages its brewing operations through 9 breweries and 2 malteries in 5 countries with a total annual capacity of approximately 11.8 million hectoliters of beer and in excess of 50,000 tons of malt.
- In 2005, in order to meet the increasing demand in its operating markets, EBI has increased the capacities of its Ufa and Rostov breweries to 2.0 mhl and 1.20 mhl, respectively, as well as the capacity of its brewery in Moldova to 0.9 mhl.
- In Russia, EBI recorded a 16% domestic sales volume growth in 2005 vs. 2004, ahead of the market growth and reached 5.9 million hectoliters. EBI's economy segment beer brand "Beliy Medved" was an important volume driver, recording a volume growth in excess of EBI's sales volume growth in Russia. In addition, two licenced brands, "Amsterdam Navigator" introduced at the end of 2004 and "Zlatopramen", which was launched in January 2005, both achieved substantial sales volume growth in 2005. As of November 2005, EBI's volume based market share in Russia was approximately 8%, maintaining its #4 position according to AC Nielsen research.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

• EBI very recently announced the acquisition of 92.34% of Krasny Vostok Brewing Group ("the KV Group") in Russia. The KV Group operates two breweries located in Kazan and Novosibirsk, and also owns three malting facilities in Kazan. With the acquisition of the KV Group, EBI will increase its total annual brewing capacity in Russia to approximately 18 million hectolitres and total market share to around 10%. Additionally, total annual malt production capacity of EBI in Russia will increase from approximately 46.000 tons to approximately 139,000 tons. The acquisition is expected to improve the operating results of EBI's business in Russia, enabling it to solidify and build on its 4th position within the dynamically consolidating market through increased capacity, extensive geographical coverage, lower cost base and higher sales volume.

• EBI's other two markets, Kazakhstan and Moldova, delivered 26% and 5% sales volume growth in 2005, respectively. EBI is the second largest brewer in Kazakhstan market, maintaining its 18% volume market share as of September 2005 according to AC Nielsen research, while maintaining its leading position in the Moldovan beer market with 69% volume market share as of October 2005 based on MEMRB research.

• Serbia and Romania accounted for 6% and 7% of EBI's total sales volume in 2005 respectively, both recording double-digit volume growth compared to previous year.

TURKEY COCA-COLA (COCA-COLA İÇECEK A.Ş.)

• In the last quarter of 2005, Anadolu Efes restructured its soft drinks businesses, consolidating its domestic and international Coca-Cola operations under Coca-Cola İçecek A.Ş. ("CCI"). As a result of this restructuring, Anadolu Efes' consolidated share in CCI increased to 51.2%, while CCI became the majority shareholder of Efes Sınai Yatırım Holding A.Ş. ("Efes Invest") with 87.6% shareholding.

Sales Volume


13%
312
275
FY 2004
FY 2005

• In 2005 CCI recorded a sales volume growth of 13% in Turkey, by reaching 312 million unit cases.

• Following the capacity increase in its İzmir and Ankara facilities, CCI's annual bottling capacity in Turkey increased to 428 million unit cases from 375 milllion unit cases in 2004.

• Based on AC Nielsen Market Data, CCI currently is the market leader in carbonated soft drinks category in Turkey with 63% market share as of end of September 2005.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

INTERNATIONAL COCA-COLA RESULTS (EFES SINAI YATIRIM HOLDING A.Ş.)

EFES INVEST

• Efes Sınai Yatırım Holding A.Ş. ("Efes Invest"), conducts Coca-Cola bottling operations in C.I.S. Countries and the Middle East. Efes Invest is listed both in Istanbul (EFES.IS) and London (EFEZ) Stock Exchanges.

• In 2005, Efes Invest continued its strong growth, achieving 23% sales volume growth year-on-year, by reaching 49 million unit cases.


Sales Volume
Million unit cases
23%
40
49
FY 2004
FY 2005

• Efes Invest owns and operates 3 Coca-Cola franchises in Kazakhstan (CCAB), Azerbaijan ("ACCB") and Krygyzstan ("CCBB"), in addition to Turkmenistan ("TCCB") where the company is the largest shareholder.

• Efes Invest increased its annual bottling capacity to 82 million unit cases (includingTurkmenistan) in 2005 through introduction of its brand new green-field facility in Kazakhstan and the acquisition of 90% of The Coca-Cola Bottling Company of Jordan ("CCBCJ").

SALES VOLUME BREAKDOWN


Krygyzstan
7%
Azerbaijan
36%
Kazakhstan
57%

• In June 2005, Efes Invest Holland B.V. (wholly owned subsidiary of Efes Sınai) established The Coca-Cola Bottling of Iraq through a Joint Venture with a local partner. The joint venture received the exclusive sales and distribution rights of Coca-Cola trademarked beverages in Iraq and an option to become the bottler for the Iraq market within 2 years.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr